UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2006

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated April 20, 2006:    Nalunaq Operations Update

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE: April 20, 2006

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

Nalunaq Operations Update

LONDON, United Kingdom, DATE: April 20, 2006 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Crew is pleased to provide an update at its Nalunaq operation in SW Greenland.

After its initial start up, during 2005 Nalunaq’s ongoing focus has been to improve the delivered grade. The Company engaged Snowden to review the mining operations and identify areas where efficiencies could be improved. As advised in the Company’s 2nd Quarter Report, 31 December 2005, “Outlook Commentary”, the mine optimisation programme identified by Snowden, is being implemented. The first phase of the optimisation programme has focussed on reducing mining dilution through improved blast design, geological control and supervision and washing of stopes to maximise gold recovery.

The Company is pleased to report that the last processing campaign in Spain gave a recovered grade of 21.69 g/t at an estimated cash cost of $265-275 per ounce.

The graph below shows the improvement achieved during the current year in both tonnes processed per milling campaign and the average ore grade processed. The Company believes the implementation of the optimisation programme has contributed to these improvements, however, it should be understood that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow vein, high grade deposit being mined at Nalunaq.

The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates. The Company has recently placed orders for an additional long hole drill rig, replacement of scoops, replace underground trucks with larger 20 tonne trucks together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site. Crew remains confident the long term target of a sustainable cash cost of $250-270 is achievable.

Ore from Nalunaq is shipped to Rio Narcea Gold Mines’ El Valle process plant in Asturias, Spain. This present contract arrangement will terminate at the end of Quarter 3, 2006 and the Company is discussing a different structure at El Valle, but are also examining alternatives, including onsite milling, to provide long term processing for its ore.

Jan A. Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com.